Term sheet To prospectus dated December 1, 2005, prospectus supplement dated December 1, 2005 and product supplement no. 7-1 dated December 30, 2005	Term Sheet No. 1 to Product Supplement No. 7-1 Registration Statement No. 333-130051 Dated January 3, 2006; Rule 433

Structured Investments	JPMorgan Chase & Co. $ Return Enhanced Notes Linked to the Russell 2000® Index due March 1, 2007

General
  Senior unsecured obligations of JPMorgan Chase & Co. maturing March 1, 2007 (subject to certain market disruption events).
  Payment is linked to the Russell 2000® Index as described below. You may lose some or all of your investment.
  Minimum denominations of $1,000 and integral multiples of $1,000 thereof.
  The notes are expected to price on or about January 26, 2006 and are expected to settle on or about January 31, 2006.

Key Terms
Index:	The Russell 2000® Index (the “Index”).
Upside Leverage Factor:	2
Payment at Maturity:

If the Ending Index Level is greater than the Initial Index Level, you will receive a cash payment that provides you a return per $1,000 principal amount note equal to the Index Return multiplied by two, subject to a Maximum Total Return on the note of 20%. For example, if the Index Return is more than 10%, you will receive the Maximum Total Return on the note of 20%, which entitles you to a maximum payment at maturity of $1,200 for every $1,000 principal amount note that you hold. Accordingly, if the Index Return is positive, your final payment per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$1,000 +[$1,000 x (Index Return x 2)]
The actual Maximum Total Return on the note will be set on the pricing date and will not be less than 20%.
Your investment will be fully exposed to any decline in the Index. If the Ending Index Level has declined from the Initial Index Level, you will lose 1% of the principal amount of your notes for every 1% that the Index declines beyond the Initial Index Level. Your final payment per $1,000 principal amount note will be calculated as follows:
$1,000 + ($1,000 x Index Return)
You will lose some or all of your investment at maturity if the Ending Index Level declines from the Initial Index Level.
Index Return:	Ending Index Level – Initial Index Level Initial Index Level
Initial Index Level:	The Index closing level on the pricing date, which is expected to be on or about January 26, 2006.
Ending Index Level:	The Index closing level on the Observation Date.
Observation Date:	February 26, 2007*
Maturity Date:	March 1, 2007*

*	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 7-I.

Investing in the Return Enhanced Notes involves a number of risks. See “Risk Factors” beginning on page PS-4 of the accompanying product supplement no. 7-I and “Selected Risk Considerations” beginning on page TS-1 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement and product supplement no. 7-I) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, each prospectus supplement, product supplement no. 7-I and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 7-I and this term sheet if you so request by calling toll-free 866-535-9248 or sending an email to jpmorgan@adcord.com.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	JPMSI’s Commission (1)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)

If the notes priced today, J.P. Morgan Securities Inc., whom we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $20.00 per $1,000 principal amount note and would use a portion of that commission to pay selling concessions to other dealers of not more than $10.00 per $1,000 principal amount note. The actual commission received by JPMSI may be more or less than $20.00 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI, which includes concessions to be paid to other dealers, exceed $50.00 per $1,000 principal amount note. See “Underwriting” beginning on page PS-19 of the accompanying product supplement no. 7-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

January 3, 2006

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated December 1, 2005 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 7-I dated December 30, 2005. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 7-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

  Product supplement no. 7-I dated December 30, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002679/e23103pdf_424b2.pdf

  Prospectus supplement dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002390/e22885_424b2.txt

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  APPRECIATION POTENTIAL — The notes provide the opportunity to enhance equity returns by multiplying a positive Index Return by two, up to the Maximum Total Return on the notes of 20%, or $1,200 for every $1,000 principal amount note. The actual Maximum Total Return on the notes will be set on the pricing date and will not be less than 20%.

  DIVERSIFICATION OF THE RUSSELL 2000® INDEX — The return on the notes is linked to the performance of the Index which consists of the smallest 2,000 companies included in the Russell 3000® Index and represents approximately 8% of the total market capitalization of the companies composing the Russell 3000® Index. The Index is designed to track the performance of the small capitalization segment of the U.S. equity market. See “The Russell 2000® Index” in the accompanying product supplement no. 7-1.

  CAPITAL GAINS TAX TREATMENT — You should review carefully the section in "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 7-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, your purchase and ownership of the notes should be treated as an “open transaction” for U.S. federal income tax purposes. Accordingly, if you hold the notes for more than a year, your gain or loss on the notes should be treated as long term capital gain or loss. However, the IRS or a court may not respect this characterization of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks of the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 7-I dated December 30, 2005.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative. Your investment will be fully exposed to any decline in the Ending Index Level as compared to the Initial Index Level.

  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN — If the Ending Index Level is greater than the Initial Index Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed the maximum total return of 20%, regardless of the appreciation in the Index. The actual Maximum Total Return on the note will be set on the pricing date and will not be less than 20%.

  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price.

JPMorgan Structured Investments — Return Enhanced Notes Linked to the Russell 2000® Index	TS-1

  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Russell 2000® Index would have.

  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes. If you are an employee of JPMorgan Chase & Co. or one of our affiliates, you may not be able to purchase the notes from us and your ability to sell or trade the notes in the secondary market may be limited.

  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

  JPMORGAN CREDIT RISK — Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

     The following table illustrates the hypothetical total return at maturity on the notes. The “total return” as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume a Maximum Total Return on the notes of 20%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table have been rounded for ease of analysis.

Ending Index Level	Index Return	Total Return	Annualized Return*
1350	100%	20%	18.33%
1215	80%	20%	18.33%
1080	60%	20%	18.33%
945	40%	20%	18.33%
810	20%	20%	18.33%
743	10%	20%	18.33%
709	5%	10%	9.20%
675	0%	0%	0.00%
641	-5%	-5%	-4.62%
608	-10%	-10%	-9.27%
540	-20%	-20%	-18.61%
405	-40%	-40%	-37.60%
270	-60%	-60%	-57.08%
135	-80%	-80%	-77.36%
0	-100%	-100%	-100.00%

* compounded

Hypothetical Examples of Amounts Payable At Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases from the Initial Index Level of 675 to an Ending Index Level of 709. Because the Ending Index Level of 709 is greater than the Initial Index Level of 675 and the Index Return of 5% multiplied by two does not exceed the hypothetical maximum total return of 20%, the investor receives a payment at maturity of $1,100 per $1,000 principal amount note.

Payment at maturity per $1,000 principal amount note = $1,000 + ($1,000 x (5% x 2)) = $1,100

JPMorgan Structured Investments — Return Enhanced Notes Linked to the Russell 2000® Index	TS-2

Example 2: The level of the Index decreases from the Initial Index Level of 675 to an Ending Index Level of 608. Because the Ending Index Level of 608 is less than the Initial Index Level of 675, the Index Return is negative and the investor will receive a payment at maturity of $900 per $1,000 principal amount note.

Payment at maturity per $1,000 principal amount note = $1,000 x ($1,000 x -10%) = $900

Example 3: The level of the Index increases from the Initial Index Level of 675 to an Ending Index Level of 945. Because the Index Return of 40% multiplied by two exceeds the hypothetical maximum total return of 20%, the investor receives a payment at maturity of $1,200 per $1,000 principal amount note, the maximum final payment on the notes.

Historical Information

The following graph sets forth the historical performance of the Russell 2000® Index based on the weekly Index closing level from January 1, 2001 through December 30, 2005. The Index closing level on December 30, 2005 was 673.22. We obtained the Index closing levels below from Bloomberg Financial Markets, and accordingly, make no representation or warranty as to their accuracy or completeness. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the Observation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

Historical Performance of the Russell 2000 Index Source: Bloomberg

JPMorgan Structured Investments — Return Enhanced Notes Linked to the Russell 2000® Index	TS-3